Mail Stop 3561

      July 19, 2005

Mr. Yang Wu, President and CEO
Thrifty Printing, Inc.
3702 South Virginia Street, #G12-401
Reno, NV 89502-6030

      Re.	Thrifty Printing, Inc.
   Registration Statement on Form SB-2
      Amendment No. 2 filed June 9, 2005
   File No. 333-122005

Dear Mr. Wu:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter. Please note that the page numbers referred to below refer to the numbering of the non-EDGAR marked copy.

1. Please briefly describe the company`s operations or developments from January 23, 2004 to October 1, 2004.

2. We note that the company has undertaken/is undertaking several private placement offerings contemporaneously with this offering. Please provide an explanation as to how these private placements can be undertaken simultaneously with this offering and consistently with the requirements (including but not limited to the requirement prohibiting general solicitations) of the federal securities laws. We may have further comment.

3. We note the statement that the company "commenced operations on October 1st, 2004." Please reconcile this statement with the disclosure in the financial statements that the company has not earned any revenues.
4. We note the statements that "[w]e have completed our website
and
have begun receiving and developing photos. . . . It [website] has been fully operational since February 2005." Please reconcile these statements with the disclosure in the financial statements that the company has not earned any revenues.

5. We note the statement that "[o]ur head offices are located at
3702
South Virginia . . . Reno, Nevada." Please reconcile this statement with the disclosure in risk factor three that all of our assets and all of our directors and officers are outside of the United
States"
and the disclosure in the description of business section that the business administration is conducted in China.

6. We note the statement that "[w]e are a development stage company and have only generated a limited amount of revenue since our inception on January 23, 2004." Please reconcile this statement with the disclosure in the financial statements that the company has not earned any revenues.

Summary of Financial Data, page 5

7. Please revise your table to remove the period from January 23, 2004 (date of inception) to December 31, 2004, and replace with the applicable date for the six months ended March 31, 2005.

Risk Factors, page 6

8. In risk factor one, we note the statement that "we received an aggregate of $24,000 gross proceeds from another private placement financing in March 2004." Please clarify when this private placement was completed.

9. In risk factor two, we note that the company has deleted the statement that "[w]e . . . have only generated revenue in the amount of $5,150.23 as of February 28, 2005." We also note the statement that "[w]e have begun to receive and develop photos form our website and have only generated minimal revenue." Please reconcile these statements with the disclosure in the financial statements that the company has not earned any revenues.

Directors, Executive Officers, Promoters and Control Persons, page
18

10. Please include the names of the online store selling Chinese
CDs
and of the moving company that was started by Mr. Wu.

Description of Business, page 22

11. We note the statements "[w]e . . . commenced business
operations
.. . . generated minimal revenue."   Please reconcile these
statements
with the disclosure in the financial statements that the company has not earned any revenues.

Our Current Business, page 22

12. We note the statement "[t]his part of the website is fully operational." Please explain whether there are parts of the website that are not fully operational.

13. Please explain whether the company has taken orders from registered members and generated any revenues from such orders.

14. We note your statement that "[w]e currently plan to charge
$2.99
per order for shipping anywhere in the U.S. and Canada. . . . no matter how many prints are in the order." Please advise how the company can only charge $2.99 an order for delivery to anywhere in the U.S. or Canada if, for example, a person orders hundreds of large prints? Please explain the shipping charges to the company by the China Post EMS. We note that most carriers, such as the U.S. Postal
Service and FedEx, appear to charge per size of the order and by time of delivery. Please explain. We may have further comment.

15. We note the statement "[i]n total a customer`s order may take up to 7 business days for home delivery." Please explain the delivery process of the China Post EMS and the charges to the company per time of delivery. We may have further comment.

16. We note the statement that "[w]e give corner stores of our dealer network unique price chart." Please explain whether the prices charged by the company to corner stores are less than the prices charged to customers via the company`s website.

17. Under the subsection "Employees," please describe whether the two associates that are Mr. Wu Pei Ru`s relatives are employees of the company.

18. Please describe whether the company has begun receiving orders from corner stores that entered into dealer agreements with the company.

Marketing, page 23

19. We note the statement "free listings on search website directories like Google and Yahoo." Please explain.

Technology, page 24

20. We note the disclosure that Mr. Yu Wan currently pays the $500 monthly fee to Instaspace Technologies on behalf of the company and that the company will reimburse him later. In the section "Certain
Relationships and Related Transactions," please describe all funds loaned by Mr. Yu Wan to the company and the conditions of repayment.
See Item 404(a) and (d) of Regulation S-B. In addition, to the extent that such an agreement by and between the company and Mr. Yu
Wan is evidenced in writing, provide disclosure of all material provisions of such written agreements and include it as an exhibit to this registration statement.
Competition, page 24

21. In the comparisons of price, please include costs of shipping. We may have further comments.

22. Please explain "50% off of regular price."

23. We note the comparison of the company to Kodak and Sony.
Please
explain the differences in financial positions and resources between the company and Kodak or Sony.

Management`s Discussion and Analysis and Plan of Operations, page
27

Plan of Operations, page27

24. We noted from your disclosures on page 4 (our business) and page
27 that you have begun receiving and developing photos and have generated limited revenues. It is not clear to us where your revenues have been recorded in your financial statements. In this connection, please revise your financial statements and critical accounting policies (page 31) to include your policy for revenue recognition. Address each of the criteria in SAB 104 and EITF 99-19
in your response and revised disclosure.   We may have additional
comments.

25. As applicable, please revise the statement of "minimal revenues" in light of the disclosure in the financial statements.

26. On pages 28 and 27, we note the disclosure that "he needs to pick up the order by himself after 5 business days." Please explain.

27. On page 28, please remove the promotional statement that "[t]he corner stores we contacted all appeared very happy to work with us."

28. On page 28, we note the statement "[t]hey are working for us at no cost in their spare time right now, but we will negotiate their compensation after the Company becomes profitable." Please explain whether the two associates will be compensated later for their current work.

29. On page 28, we note the statement "increase in photofinishing sales." Please explain if the company has had any sales.






30. We note that in the "Plan of Operation," the estimated costs for
the next twelve months appear to be from $40,000 to $60,000.
Please
reconcile this amount with the disclosure in the "Prospectus
Summary"
that discloses the costs to be between $25,000 and $30,000, in risk
factor one that discloses the costs to be between $25,000 and
$30,000
and under the subsection "Cash Requirements," in the table, that discloses the costs to be between $25,000 and $36,000.

Cash Requirements, page 29

31. In the table on page 30, please reconcile the line item costs with those costs described in the "Plan of Operations." For example, in the plan of operations we note website costs of $15,000 and in the table these costs are $5,000 to $7,500. Also, in the plan of operations we note the hiring of local representatives for $10,000 and of marketing specialists for $10,000 to $30,000 whereas in the table it is unclear how theses costs are accounted for.

32. In describing the costs in the table for the next twelve months, please include legal costs.

Unaudited Interim Financial Statements

Interim Financial Statements for December 31, 2004

33. Please remove these interim financial statements as unaudited interim financial statements in a registration statement are required for the most recent fiscal quarter, in this case, the six months ended March 31, 2005. Please refer to the guidance in Item 310(b) of
Regulation SB.

* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Angela Halac at (202) 551-3398 or Hugh West at
(202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Questions on other disclosure issues may be directed to Thomas Kluck at (202) 551-3233 or Mike Karney, who supervised the review of your filing, at (202)
551-3847.

								Sincerely,



								John Reynolds
      Assistant Director

cc:	Ailin Wan
	Fax (604) 669-5791
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Mr. Yang Wu,
Thrifty Printing, Inc.
July 19, 2005
Page 1